SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
             , 1996

TUC Holding Company (70-    )

     TUC Holding Company (the "Company"), Energy Plaza, 1601
Bryan Street, Dallas, Texas 75201, a Texas corporation not currently subject to the Act, has filed an application-declaration on Form U-1 under sections 9(a)(2), 10 and 3(a)(1) of the Act.

     Pursuant to the terms of the Amended and Restated Merger Agreement dated as of April 13, 1996 (the "Merger Agreement") among Texas Utilities Company ("TUC"), ENSERCH Corporation ("ENSERCH") and the Company, the Company proposes to acquire all of the outstanding common stock of TUC, a Texas public-utility holding company exempt from registration under section 3(a)(1) of the Act pursuant an order of the Commission, and ENSERCH, a gas public-utility company organized and operating as a utility exclusively in the State of Texas. TUC currently has two electric utility subsidiaries, Texas Utilities Electric Company ("TU Electric") and Southwestern Electric Service Company ("SESCO"), both of which are organized and operate as public utilities exclusively in the State of Texas. The transaction would be effected through the mergers (the "Mergers") of two newly formed transitory subsidiaries of the Company with and into TUC and ENSERCH, respectively. As a result of the Mergers, the Company would be a public-utility holding company as defined in section 2(a)(7) of the Act with three public utility subsidiaries (TU Electric, SESCO and ENSERCH). The Company has also requested an order of exemption under section 3(a)(1) from all provisions of the Act except section 9(a)(2).

     TUC was organized in 1945 as a public utility holding company. TUC owns all of the outstanding common stock of TU Electric, which is engaged in the generation, purchase, transmission, distribution and sale of electric energy in morth central, eastern and western parts of Texas, as area with a population estimated at 5,280,000. In 1993, TUC acquired all of the outstanding common stock of SESCO, which is engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in the eastern and central parts of Texas with a population estimated at 125,000. For the year ended December 31, 1995, TUC's operating revenues on a consolidated basis were approximately $5.64 billion, of which approximately $5.61 billion was derived from TU Electric's and SESCO's electric operations. Consolidated assets of TUC and its subsidiaries at December 31, 1995 were approximately $21.5 billion, of which approximately $17.7 billion consists of identifiable utility property, plan and equipment. As of March 31, 1996, there were 225,841,037 shares of TUC Common Stock outstanding.

          ENSERCH is an integrated company focused on natural gas and, through its Loan Star Gas Company division ("Lone Star"), is a gas utility company that purchases and distributes natural gas to over 1.3 million residential, commercial, industrial and electric generation customers in approximately 550 cities and towns, including the Dallas/Fort Worth Metroplex. For the year ended December 31, 1995, ENSERCH's operating revenues on a consolidated basis were approximately $1.9 billion, of which approximately $887 million was attributable to natural gas distribution activities and approximately $220 million to oil and gas exploration and production. Consolidated assets of ENSERCH and its subsidiaries at December 31, 1995 were $3.4 billion, of which approximately $948 million consists of gas distribution property, plan and equipment and $2.6 billion consists of oil and gas exploration and production property, plant and equipment. As of March 15, 1996, there were 68,626,602 shares of ENSERCH Common Stock outstanding.

     The Company was formed under the laws of Texas for purposes of facilitating the Mergers. At present, the common stock of the Company is owned equally by TUC and ENSERCH.

     Upon consummation of the Mergers: (1) each issued and outstanding share of TUC common stock (other than any shares owned by TUC, any subsidiary of TUC, ENSERCH or and subsidiary of ENSERCH, all of which will be cancelled without consideration and will cease to exist) will be converted into the right to receive one share of Company common stock, without par value; (2) each issued and outstanding share of ENSERCH common stock, together with the associated rights, (other than any shares owned by ENSERCH, any subsidiary of ENSERCH, TUC or and subsidiary of TUC, all of which will be cancelled without consideration and will cease to exist) will be converted into that number of shares of Company Common Stock obtained by dividing $8.00 by the average closing sales price of TUC Common Stock as reported on the New York Stock Exchange Consolidated Transactions Tape on each of the 15 consecutive trading days preceding the fifth trading day prior to the consummation of the Mergers (the "Average TUC Price"); however the Average TUC Price will not be deemed to be less than %35.625 or more than $43.625; and (3) all shares of capital stock of the Company issued and outstanding immediately prior to the transaction will be cancelled. The Company states that the Mergers are expected to be tax-free to TUC and ENSERCH shareholders. Based on the capitalization of TUC and ENSERCH on April 12, 1996, the shareholders of TUC and ENSERCH would own securities representing approximately 94.3% and 5.7%, respectively, of the outstanding voting power of the Company.

          The Mergers are subject to customary closing conditions, including the receipt of the requisite approvals of the shareholders of TUC and ENSERCH. The shareholders meetings with respect to the Mergers are scheduled to be held on November 15, 1996. Consummation of the Mergers is also subject to receipt of certain rulings and opinions relating to federal income tax issues and the expiration of the review period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the latter of which has occurred. The Mergers do not require the approval of either the Texas Utility Commission (the "PUCT"), which regulates electric utilities in Texas, or the Texas Railroad Commission (the "Railroad Commission"), which regulates gas utilities in Texas. However, the Mergers will not affect the authority of the PUCT over the operations of TU Electric or SESCO or the authority of the Railroad Commission over the operations of Lone Star. The Railroad Commission has indicated to the Commission that it has no objection to the Mergers and will rely on its existing authority to protect the interests of ratepayers subject to its jurisdiction.

     The Company states that following the Mergers, it will be entitled to an exemption from all provisions of the Act except section 9(a)(2) because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the State of Texas.


     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.